Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

September 12, 2023

Re:	ZIM Integrated Shipping Services Ltd. Form 20-F for the Fiscal Year ended December 31, 2022 Filed March 13, 2023 File No. 001-39937

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jenifer Gallagher

John Cannarella

Karl Hiller

Dear Ms. Gallagher, Mr. Cannarella and Mr. Hiller:

On behalf of our client, ZIM Integrated Shipping Services Ltd., an Israeli corporation (the “Company” or “ZIM”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F (the “Annual Report”) contained in the Staff’s letter dated August 16, 2023 (the “Comment Letter”).

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment.

Form 20-F for the Fiscal Year ended December 31, 2022

Financial Statements
Note 25 - Segment Information, page F-65

1.	We note that you present freight revenues disaggregated by geographic trade zones and assess the performance of each trade zone in terms of TCRs carried, average freight rate per TEU carried, and freight revenues from containerized cargo when discussing your results of operations in Item 5 of the Form 20-F.

We also note various statements made by company representatives during the March 13, 2023 and May 22, 2023 earnings calls, describing several resource allocation decisions that involved consideration of your geographic trade zone metrics, rather than being limited to consolidated information, such as the switch of allocated tonnage between trade lanes and the introduction of a new line in response to significant rate erosion and considering comparatively favorable opportunities for growth and profit.

Given your ability to correlate revenues with the geographic regions in which your ships are operating it is unclear why information about the costs and overall economics of operating those ships in those geographic regions would not be readily available and similarly associated with the same geographic regions.

Please explain to us why the five geographic regions would not be considered reportable operating segments, if this is your view, given the extent and nature of the financial information underlying the disclosures and commentary referenced above, and considering the guidance in IFRS 8, including paragraphs 5 and 8, regarding the availability of discrete financial information, and paragraphs 7 and 9, concerning your identification of the chief operating decision maker function.

If you do not believe that you have additional reportable operating segments, please include a comprehensive analysis of the guidance referenced above along with your response. Otherwise, please describe the incremental disclosures that you propose to address the requirements in paragraph 21 of IFRS 8.

Response: In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment, and respectfully advises the staff that in determining that the Company has one reporting segment and that the geographic trade zones do not meet the criteria of operating segments, the Company considered the guidance of IFRS 8.

According to IFRS 8.5, an operating segment is defined as a component of an entity which meets the following three characteristics:

(a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b)	its operating results are regularly reviewed by the entity’s chief operating decision maker (the “CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and

(c)	discrete financial information is available.

The Company determined that although criteria (a) and (c) are met, criteria (b) is not met as the CODM does not regularly review the operating results of the geographic trade zones. The CODM reviews information per the geographic trade zones only in respect of revenues, but does not in respect of expenses or profitability.

Based on the nature of the Company’s operations as a shipping liner company, operating a global network of over 60 weekly lines, calling at approximately 300 ports, delivering cargo to and from more than 90 countries, it manages its operations with the objective to maximize profitability on a consolidated basis, considering the effects and inter-dependency of profitability among the Company’s several lines and across the geographic trade zones.

Information regarding revenues and expenses is widely available and used by the Company in managing its operational and commercial activities. However, profitability information per geographic trade zones is not reviewed regularly by the CODM for the purpose of performance assessment and allocation of resources, as it does not add useful information, in that respect.

Due to the co-dependency of the profitability between the lines and trade zones and shared use of resources across all Company activities, decisions in respect of performance assessment and allocation of resources involve a wide-range of considerations, most of which require a consolidated view of the operations as a whole. The co-dependency and shared resources are demonstrated as follows:

(i) Many of the lines support other lines in the form of gathering cargo to feed such other lines, or in the form of providing transshipments to ship the containers of other lines to their respective destinations. For example, a significant portion of cargo carried by the lines of the Pacific trade zone is fed by lines of the Intra-Asia trade zone.

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In addition, the Company constantly shares its container fleet across all lines. The volumes carried by one line in one trade zone can affect the balancing costs (arising from the repositioning of empty containers from net-import locations to net-export locations) of another line in a different trade zone, calling the same terminal, allowing a partial avoidance of such costs.

Consequently, each line’s independent profitability is not assessed separately, as such lines provide support and cost savings to other lines, including those of other trade zones.

(ii) The Company manages its global customers and negotiates prices with them on a consolidated basis to support its consolidated commercial strategy and optimize consolidated profitability. Accordingly, there may be an agreement with a customer according to which one line will be priced lower in exchange for a higher price in a different line.

The Company has a diverse customer base, including global customers such as global freight forwarders who are loading cargo on multiple trades and areas spanning across several geographies. The commercial relationship with some of these customers is being managed centrally by a dedicated team that is responsible for addressing, negotiating and coordinating all business interactions across all trades.

(iii) The Company's operational cooperations with other carriers may involve or affect multiple trade zones. For example, until amended in April 2022, the Company's operational cooperation with the 2M alliance, establishing a combination of vessel sharing, slot exchange and slot purchase, involved lines of both the Pacific trade zone and of the Cross-Suez trade zone.

(iv) In addition to the shared use of the Company’s fleet, the Company provides its services by relying on global infrastructures of shipping agencies and IT platforms, to export and import customers on both sides of each trade. Accordingly, one agency will be serving customers of several trades. For example, an agency in North America will serve customers of the Pacific trade zone, the Atlantic trade zone and the Latin America trade zone.

(v) Most of the Company’s operating costs are managed through consolidated procurement processes, including in respect to sourcing, negotiating and contracting for chartered vessels, bunker, cargo handling services provided by the terminals, and leasing and maintenance services related to its fleet of equipment. In addition, decisions regarding increases or decreases in vessel capacity usually involve operational and commercial considerations for multiple trade zones, as vessels are repositioned over time.

With reference to the comments made by Company representatives during the earning calls, the Company makes decisions about the deployment of its vessels in specific lines, based on market conditions, to maximize consolidated profitability. As discussed on the call on May 22, 2023, when there are significant rate erosions or a decrease in demand, the Company will identify a decrease in its consolidated profitability and will then seek alternative deployment for its vessels, considering its operational and commercial structure. Such decisions are not based solely on stand-alone profitability of a specific line or a trade zone, but rather on the contribution of the related lines to the consolidated results, as described above. In the above-mentioned call, the Company provided examples for such vessel deployments between lines and trade zones.

IFRS 8.7 defines the CODM. The term “chief operating decision maker” identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the operating segments of an entity. Often the chief operating decision maker of an entity is its chief executive officer or chief operating officer but, for example, it may be a group of executive directors or others.

The Company's CODM, which is an executive committee, meets on a monthly basis and reviews the following information:

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(i) Market inputs: Information regarding freight rate index, charter hire rates and analyst projections for the industry in respect of supply and demand.

(ii) Monthly revenues information by geographic trade zones, including carried quantities and average freight rates per TEU, compared to budget and to prior months.

(iii) Consolidated monthly and year-to-date profit and loss performance, including revenues, variable costs, fixed and other costs and the resulting EBIT and EBITDA, as well as consolidated average variable costs per TEU, are compared to budget and prior periods. Details regarding expenses or EBIT and EBITDA are presented on a consolidated basis, without any allocation per trade zones.

(iv) Information on equipment scaled in and vessels delivered during the reported month.

As described above, resource allocation decisions are made to maximize profitability across all trade zones based on market conditions. The Company believes this approach appears consistent across its industry.

Based on the Company’s analysis of IFRS 8 guidance, which is also supported by interpretations of global accounting firms,1 the review of revenue information alone is not sufficient for decision-making related to allocation of resources and performance assessment, and accordingly does not meet the criteria for definition of a segment.

The Company considered the guidance in IFRS 8.8 and notes that information reviewed by the executive committee is similar in nature to the information shared with the Board of Directors in its quarterly meetings.

The Company has also considered the guidance of IFRS 8.9 regarding segment managers. The Company notes that it has trade zone managers, alongside other senior managers responsible for company-wide aspects and processes such as the EVP Chief Operations Officer, who is responsible for fleet management and operational procurement, EVP Countries and Business Development, who is responsible for the global network of the Company’s agencies and EVP Chief Information Officer, who is responsible of the Company's IT infrastructures. This organizational structure enables the Company to develop expertise to support the specific commercial and operational needs of each trade zone, while managing the Company’s operational structure, procurement, infrastructures and commercial strategy, on a consolidated level for all trade zones.

1 Such as the following: (i) Deloitte, IGAAP 2022, Volume A: A guide to IFRS reporting, A30 Operating segments, 4.11-1 Identification of operating segments in the absence of discrete financial information – example,

(ii) EY, International GAAP 2023 - The global perspective on IFRS, Chapter 31 Operating segments, 3.1.3 Availability of discrete financial information.

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Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com or Xavier Destriau at +972 4 865-2702 or destriau.xavier@zim.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Michael Kaplan

Michael Kaplan

cc:	Xavier Destriau, Chief Financial Officer of the Company

Dan Gibbons, Davis Polk & Wardwell LLP

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